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                                                         SEC FILE NUMBER
                                                             1-12109
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                                                           CUSIP NUMBER
                                                            247918 10 5
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
             |_| Form N-SAR  |_| Form N-CSR

                   For Period Ended:  March 31, 2008
                   Transition Report on Form 10-K
                   Transition Report on Form 20-F
                   Transition Report on Form 11-K
                   Transition Report on Form 10-Q
                   Transition Report on Form N-SAR
                   For the Transition Period Ended: ____________________________

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   Read Instruction (on back page) Before Preparing Form. Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Delta Financial Corporation
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Full Name of Registrant

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Former Name if Applicable

105 Maxess Road, Suite S-124
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Address of Principal Executive Office (Street and Number)

Melville, New York 11747
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     | (a)   The reason described in reasonable detail in Part III of this form
     |       could not be eliminated without unreasonable effort or expense
     |
     | (b)   The subject annual report, semi-annual report, transition report on
     |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
 |_| |       portion thereof, will be filed on or before the fifteenth calendar
     |       day following the prescribed due date; or the subject quarterly
     |       report or transition report on Form 10-Q, or portion thereof, will
     |       be filed on or before the fifth calendar day following the
     |       prescribed due date; and
     |
     | (c)   The accountant's statement or other exhibit required by Rule
     |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Delta Financial Corporation (the "Registrant") was unable to meet the deadline to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 ("Form 10-K"). As disclosed in the Registrant's Current Report on Form 8-K dated December 17, 2007, the Registrant and its principal operating subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware. Due to the demands associated with the bankruptcy filing and related activities, and the Registrant's limited personnel and resources, the Registrant has been unable to complete the preparation of the Form 10-Q. In addition, as disclosed in the Registrant's Current Report on Form 8-K filed April 22, 2008, the employment of the Registrant's Chief Financial Officer has terminated.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Steven Baum                      516                      812-8865
     -------------                -------------           --------------------
         (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).       Yes |_|   NO |X|

Form 10-K for the year ended December 31, 2007.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                         Yes |X|   NO |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                           Delta Financial Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2008                                       By: /s/ Steven Baum
                                                            ---------------
                                                                Steven Baum

                                   FORM 12B-25

                               PART IV, QUESTION 3

      The Registrant is currently unable to provide a reasonable estimate of its Q1 2008 results of operations due to the Registrant's focus on its ongoing bankruptcy proceedings. Accordingly, the Registrant cannot at this time estimate what significant changes will be reflected in its Q1 2008 results of operations compared to its Q1 2007 results of operations. The Registrant notes that its 2007 results of operations were prepared on the basis of the assumption that the Registrant and its consolidated subsidiaries would continue to operate as a going concern, which was not necessarily the case as of March 31, 2008, in light of the of the bankruptcy proceedings.